Exhibit 2

ALAMOS GOLD INC.

(Formerly Alamos Minerals Ltd.)

Consolidated Financial Statements

December 31, 2003

December 31, 2002

December 31, 2001

(audited)

(Stated in U.S. Dollars)

D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS' REPORT

To the Directors of Alamos Gold Inc. (formerly Alamos Minerals Ltd.)

We have audited the consolidated balance sheets of Alamos Gold Inc. (formerly Alamos Minerals Ltd.) as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit, cash flows and mineral rights on unproven properties for each of the years in the three year period ended December 31, 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2003, in accordance with Canadian generally accepted accounting principles.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 20, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements.  Our report to the shareholders dated April 20, 2004, is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the Auditor’s report when these are adequately disclosed in the financial statements.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 20, 2004

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Consolidated Balance Sheets

(Stated in U.S. Dollars)

	December 31,
	2003	2002
	$	$
A S S E T S
Current Assets
Cash and cash equivalents	8,981,575)	487,289)
Amounts receivable	47,620)	39,033)
Advances and prepaid expenses	37,777)	12,822)
Due from related party (note 6)	-)	450,522)
	9,066,972)	989,666)

Restricted cash (note 13 (b))	681,347	-)
Long-term investments (note 5)	3,169)	3,169)
Equipment (note 3)	209,565)	72,369)
Mineral rights on unproven properties (statement, note 4)	18,461,868)	4,956,412)
	28,422,921)	6,021,616)

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	536,069)	123,393)

Note payable (note 11)	2,198,612)	1,769,565)
	2,734,681)	1,892,958)

S H A R E H O L D E R S’ E Q U I T Y

Share capital (note 9(a))	34,369,682)	11,583,910)
Contributed surplus (note 9(d))	707,683)	-)
Deficit	(9,389,125)	(7,455,252)
	25,688,240)	4,128,658)
Continuing operations (note 1)	28,422,921)	6,021,616)

Approved by the Board of Directors:
/s/ James McDonald	/s/ John A. McCluskey
James McDonald	John A. McCluskey

See notes to consolidated financial statements

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Consolidated Statements of Operations and Deficit

(Stated in U.S. Dollars)

	For the years ended December 31,
	2003 $	2002 $	2001 $
Revenue
Gold sales (note 4(c))	-)	-)	146,474)

Expenses
Amortization	60,308)	25,449)	31,954)
Management Fees	171,761))	129,828)	4,846)
Foreign exchange (gain) loss	158,031	(15,496)	12,072)
Legal, audit and accounting	381,249)	196,840)	83,343)
Office and administration	242,081)	42,254)	29,759)
Property investigation	-)	6,753)	338,941)
Shareholder communications	49,333)	26,667)	6,933)
Travel and accommodation	86,892)	13,105)	798)
Trust and filing	42,694)	13,130)	5,360)
Loss on sale of investments	-)	-)	13,502)
Write-down of investments	-)	5,838)	-)
Stock-based compensation	403,989	-)	-)
Interest (income)	337,535)	(4,163)	(13,734)
	1,933,873)	440,205)	513,774)

Loss for the year	(1,933,873)	(440,205)	(367,300)
Deficit, beginning of year	(7,455,252)	(7,015,047)	(6,647,747)
Deficit, end of year	(9,389,125)	(7,455,252)	(7,015,047)

Loss per share (note 8)	$ (0.05)	$ (0.04)	$ (0.05))
Weighted average number of shares outstanding	39,838,848	10,336,231)	7,439,015)

See notes to consolidated financial statements

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Consolidated Statements of Cash Flows

(Stated in U.S. Dollars)

	For the years ended December 31,
Cash Provided by (Used for):	2003 $	2002 $	2001 $
Operating Activities
Net loss for the period/year	(1,933,873)	(440,205)	(367,300)
Adjustments for items not involving cash:
Amortization	60,308)	25,449)	31,954)
Loss on sale of investment	-)	-)	13,502)
Write-down of long-term investments	-)	5,838)	-)
Stock-based compensation	403,989	-)	-)
	(1,469,576)	(408,918)	(321,844)
Changes in non-cash working capital components:
Amounts receivable	48,313)	(16,946)	(13,124)
Advances and prepaid expenses	(24,955)	6,674)	(3,174)
Accounts payable and accrued liabilities	273,375)	96,378)	(15,057)
	(1,172,843)	(322,812)	(353,199)
Investing Activities
Advances to related party	-)	(450,522)	-)
Mineral rights on unproven properties	(4,810,200)	(1,689,876)	(496,971)
Purchase of equipment	(131,755)	(19,075)	(6,539)
PROCEEDS FROM SALE OF INVESTMENTS	-)	-)	13,168)
	(4,941,955)	(2,159,473)	(490,342)
Financing Activities
Proceeds from issuance of long-term debt	3,750,000)	-)	-)
Liability to issue shares	-)	-)	564,279)
Proceeds from the issue of common shares	14,740,567)	2,681,604)	-)
Payment of note payable*	(1,769,565)	-)	-)
Payment of long-term debt	(1,551,388)	-)	-)
	15,169,614)	2,681,604)	564,279)

Restricted cash (note 13 (b))	(681,347)	-)	-)

Cash acquired from amalgamation (note 10)	120,817)	-)	-)

Net increase (decrease) in cash and cash equivalents	8,494,286)	199,319)	(279,262)
Cash and cash equivalents - beginning of year	487,289)	287,970)	567,232)
Cash and cash equivalents - end of year	8,981,575)	487,289)	287,970)

Supplementary Information

*   Of the note payable of U.S.$3,539,130 (CDN$5,583,333) for the acquisition of the Salamandra project, $1,769,565 was paid by National Gold Corporation  prior to its amalgamation with the Company.

     Shares issued as a finder’s fee: 2002 - 471,617 shares at $84,099.

     During 2003 the Company issued 13,467,795 shares valued at 8,000,000 to acquire National Gold and incurred $707,683 in stock-based compensation of which $303,694 was deferred to mineral properties.

     Refer also to Notes 9(d) and 10.

See notes to consolidated financial statements

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Consolidated Statements of Mineral Rights on Unproven Properties

(Stated in U.S. Dollars)

	December 31, 2000	Expenditures 2001	December 31, 2001	Expenditures 2002	December 31, 2002	Expenditures 2003	December 31, 2003
	$	$	$	$	$	$	$
MEXICO
Salamandra Project
Acquisition	-	414,592	414,592	2,713,516	3,128,108	*10,717,681	13,845,789
Exploration
Mine administration	-	-	-	61,205	61,205	94,146	155,351
Analytical	-	-	-	15,943	15,943	74,860	90,803
Feasibility	-	-	-	-	-	254,989	254,989
Field work & supplies	-	32,701	32,701	415,963	448,664	846,334	1,294,998
Geological	-	27,144	27,144	151,189	178,333	666,342	844,675
Claims maintenance	-	15,907	15,907	44,464	60,371	122,083	182,454
Equipment rental	-	-	-	19,353	19,353	175,654	195,007
Property taxes & Surface rights	-	-	-	-	-	471,920	471,920
Travel & accommodation	-	4,667	4,667	35,476	40,143	77,374	117,517
	-	495,011	495,011	3,457,109	3,952,120	13,501,383	17,453,503
La Fortuna Rights
Acquisition	295,300	-	295,300	-	295,300	-	295,300
Exploration
Analytical	28,714	-	28,714	-	28,714	-	28,714
Field work & supplies	347,776	-	347,776	-	347,776	-	347,776
Geological	226,336	-	226,336	-	226,336	-	226,336
Claims maintenance	66,678	1,960	68,638	2,331	70,969	4,074	75,043
Travel & accommodation	35,196	-	35,196	-	35,196	-	35,196
	1,000,000	1,960	1,001,960	2,331	1,004,291	4,074	1,008,365

Total	1,000,000	496,971	1,496,971	3,459,440	4,956,411	13,505,457	18,461,868
* refer to note 10.

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company’s activity is the acquisition and exploration of mineral rights that are considered sites of potential economic mineralization.  At December 31, 2003, the Company’s principal mineral rights interest is the Salamandra Project in Mexico.  At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its mineral rights, and the ability of the Company to realize the costs it has incurred to date on these mineral rights is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral rights.

The Company does not generate cash flow from operations to fund its exploration activities and has therefore relied principally upon the issuance of securities for financing.  The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company.  Accordingly, the Company’s financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations.  If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

The Company acquired and amalgamated with National Gold Corporation (“National”) on February 21, 2003, whereby the shareholders of the Company received one share of the amalgamated Company for every two shares of the Company held, and the shareholders of National received one share of the amalgamated Company for each 2.352 shares of National they held.  The acquisition was accounted for as a purchase of National by the Company.

Refer to note 10.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  Summarized below are those policies considered particularly significant to the Company.  References to the Company included herein are inclusive of the Canadian parent company and its consolidated subsidiaries.

Mineral Rights

Mineral right acquisition costs and related direct exploration costs are deferred until the mineral rights are placed into production, sold or abandoned.  These costs will be amortized on the unit-of-production basis over the estimated useful life of the properties, or written-off if the properties are abandoned.

Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of property interests.  Rights acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.  The recorded amounts of mineral right acquisition costs and their related exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral rights on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the rights or from their sale.  Management’s assessment of the right’s estimated current fair market value may also be based upon a review of other mineral right transactions that have occurred in the same geographic area as that of the rights under review.

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the reporting period.  Actual results could differ from those estimates.

The Company’s investments in marketable securities are items that, due to expected market volume and price fluctuations, may yield net realizable values that are materially different from their current book values.

Equipment

Equipment is recorded at cost and is amortized over its estimated useful economic life using the declining balance method at annual rates of 20% for office furniture and equipment, 30% for computer equipment and 100% for computer software.

Translation of Foreign Currency

The United States dollar is the functional currency of all of the Company’s active operations which are classified as integrated for foreign currency translation purposes.  Under this method translation gains or losses are included in the determination of net income.

Income Taxes

The Company accounts for future tax assets and liabilities for tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases.  Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of the change.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.  Such an allowance applies fully to all potential income tax assets of the Company.

The Company’s accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

Financial Instruments and Financial Risk

The Company’s financial instruments consist of current assets and current liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Share Capital

Share capital issued for non-monetary consideration is recorded at the fair market value of the shares on the date of the agreement to issue the shares was entered into a determined by the Board of Directors of the Company, based on the trading  price of the shares on the TSX Venture Exchange.

Costs incurred to issue shares are deducted from share capital.

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based Compensation Plan

The Company has a stock-based compensation plan as described in note 9(d).  Effective January 1, 2002, the Company has adopted the new accounting standard of the Canadian Institute of Chartered Accountants for accounting for stock-based compensation.

The Company has adopted the fair value method of accounting for all stock options granted whereby stock-based compensation on options granted is recorded as an expense in the period the options are vested, based on the estimated fair value at the measurement date using the Black-Scholes Option Pricing Model.  Prior to September 30, 2003, the Company only expensed the fair value of options granted to non-employees and disclosed those granted to all others on a pro forma basis only.

Long-Term Investments

Long-term investments are carried at cost as they are considered to be non-current assets that the Company intends to hold for a period of greater than one year.  If there is a loss in value that is other than temporary, defined as existing over two consecutive year ends, these investments are written-down to their estimated market values.

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand and balances with banks as well as highly liquid short-term investments.  The Company considers all highly liquid short-term investments with terms to maturity of less than three months to be cash equivalents.

3.

EQUIPMENT

	December 31,
	2003			2002
	Cost $	Accumulated Amortization $	Net Book Value $	Cost $	Accumulated Amortization $	Net Book Value $
Exploration equipment	639,807	457,811	181,996	470,468	405,158	65,310
Office equipment	33,431	20,576	12,855	23,195	17,962	5,233
Computer equipment	24,151	9,437	14,714	6,817	4,991	1,826
	697,389	487,824	209,565	500,480	428,111	72,369

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

4.

MINERAL RIGHTS ON UNPROVEN PROPERTIES

The Company’s mineral rights are located in Mexico and its interest in these rights is maintained under agreements with the titleholders.  The Company is satisfied that evidence of title to each of its mineral rights is adequate and acceptable by prevailing industry standards with respect to the current stage of exploration on the rights.

a)

State of Sonora, Mexico

Salamandra Project

The Company has a 100% interest in this project, which comprises approximately 15,000 hectares, acquired in consideration for the payment of Cdn$11,154,011 in acquisition costs and assigned expenses, paid as follows: the payment of $250,000 (paid), the assumption of two non-interest bearing promissory notes for $1,000,000 and $1,750,000 ($2,750,000) due within sixty days after the price of gold has averaged U.S. $300 per ounce for six months and nine months, respectively, or December 31, 2008 (paid), the assumption of a non-interest bearing debenture for $7,500,000 maturing ninety days after the price of gold averages U.S. $325 per ounce for nine months or December 31, 2010 (reduced to $5,583,333 and paid), and the assumption and payment of U.S. $420,000 in liabilities (paid).

The rights are subject to a sliding scale net smelter royalty (“NSR”) on the first 2,000,000 ounces of production.  The royalty commences at 1.0% NSR when the price of gold is less than U.S.$300 per ounce rising to 5% NSR when the price of gold exceeds U.S. $400 per ounce.  Sliding scale minimum quarterly payments of $25,500 are due when the price of gold is equal to or less than U.S. $275 per ounce, rising to $150,000 per quarter if the price of gold exceeds U.S.$375 per ounce.

During the year 2002, the Company had entered into an agreement with National whereby the Company earned a 50% interest in the property by spending $2.375 million on acquisition and exploration expenditures, the payment of 50% of all of the obligations due by National under the National’s original assets purchase agreement and to pay to National $2,000,000 within 48 months of the Company becoming the Registered Operator of the properties in Mexico.  On February 21, 2003, the Company acquired National.

Refer to note 10.

b)

La Fortuna Rights

Durango, Mexico

The Company owns a 100% interest in three mineral concessions, covering approximately 606 hectares.

c)

San Antonio Rights

Sonora, Mexico

The Company had an option to earn up to a 70% interest in mineral rights acquired by purchasing 2,100,000 shares of Laminco Resources Inc, subsequently consolidated to 210,000 shares, a Canadian public company listed on the Toronto Stock Exchange.

During 2001, the Company received CDN$146,474 from the sale of gold obtained from test leaching operations conducted on the mineral rights and at December 31, 2001, abandoned its interest in the mineral rights and had written-off all costs.

Refer to note 5.

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

5.

LONG-TERM INVESTMENTS

The Company owns 100,000 common shares of Duran Ventures Ltd., carried at an adjusted cost of $3,169 and net of a $5,838 write-down to market value at December 31, 2002.  During 2001, the Company sold the 210,000 shares of Zaruma Resources Inc. it owned for proceeds of $13,168, realizing a loss on their sale of $13,502.

Refer to note 4(c).

6.

RELATED PARTY TRANSACTIONS

Directors of the Company were paid $300,566 during the year ended December 31, 2003 and $172,138 during the year ended December 31, 2002 (2001 - $33,846) for management, investor relations, accounting and administrative services.  These transactions have occurred in the normal course of operations and are measured at their fair value as determined by management.

During the year ended December 31, 2002, the Company had lent Cdn$675,000 (US$450,522) to National under an unsecured convertible note bearing interest at 12% per annum, maturing on October 18, 2003 and convertible into shares of National at Cdn$0.29 per share.  The purpose of the note was to fund National’s portion of property payments due.

7.

SEGMENTED INFORMATION

	As at December 31,
	2003 $	2002 $	2001 $
Assets by geographic segment, at cost:
Mexico	19,303,368	5,109,621	1,595,314
Canada	9,119,553	911,995	318,960
	28,422,921	6,021,616	1,914,274

8.

LOSS PER SHARE

Loss per share has been calculated using the weight-average number of shares outstanding during the year.  Diluted loss per share has not been disclosed as it is anti-dilutive.

9.

SHARE CAPITAL

a)

Authorized share capital of the Company consists of 100,000,000 common shares without par value.

	Number of Shares	Total
		$
Issued at December 31, 2001	14,878,030	8,338,027
Exercise of stock options	100,000	31,018
Private placements for cash	17,175,000	(1)3,130,766
Issued for finder’s fees	471,617	84,099
Issued at December 31, 2002	32,624,647	11,583,910
Warrants exercised	7,078,617	1,061,971
	39,703,264	12,645,881
Consolidation (2:1)	(19,851,632)	-
Acquisition of National Gold	13,467,795	8,000,000
Private placement	8,500,000	(2)8,150,019
Stock options exercised	1,075,383	983,144
Warrants exercised	7,269,895	4,590,638
Issued at December 31, 2003	50,164,705	34,369,682

(1) net of issue costs of $84,099 (2) net of issue costs of $627,221

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

9.

SHARE CAPITAL (continued)

b)

Stock options outstanding at December 31, 2003 are as follows:

Number	Expiry Date	Exercise Price
		Cdn$
42,517	February 23, 2006	0.47
100,000	February 5, 2007	0.64
14,881	February 18, 2007	0.71
382,500	June 3 2007	1.16
225,500	July 22, 2007	1.00
350,000	January 30, 2008	0.76
75,000	March 13, 2008	0.92
557,483	July 23, 2008	1.13
903,500	December 9, 2008	2.50
2,650,881

Summary of Stock Option activity:

	December 31,
	2003		2002		2001
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
		$		$		$
Balance, January 1	2,600,000	0.53	860,000	0.47	710,000	0.51
Consolidation (2:1)	(1,300,000)	-	-	-	-	-
Acquired with National Gold	232,781	0.78	-	-	-	-
Granted	2,260,983	1.57	2,265,000	0.54	200,000	0.32
Exercised	(1,075,383)	0.91	(100,000)	0.48	-	-
Expired	(67,500)	1.30	(425,000)	0.48	(50,000)	0.47
Balance, December 31	2,650,881	1.50	2,600,000	0.53	860,000	0.47

c)

Warrants outstanding at December 31, 2003 are as follows:

Number	Expiry Date	Exercise Price
		Cdn$
459,184	April 16, 2004	0.94
234,481	April 16, 2004	1.41
42,730	April 29, 2004	0.82
525,000	July 19, 2004	0.56
4,241,250	August 22, 2004	1.75
273,054	September 5, 2004	1.29
5,775,699

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

9.

SHARE CAPITAL (continued)

d)

Stock-based compensation

The Company has recorded stock-based compensation included with financial statement line items, as follows:

	2003 $	2002 $
Mineral rights on unproven properties	303,694	-
Stock-based compensation	403,989	-
	707,683	-

The fair value of stock options granted in the calculation of compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions; risk-free interest rate – 3.0 to 3.8% (December 31, 2002- 4.5%) expected dividend yield - Nil; expected stock price volatility – 55 to 85% (December 31, 2002 - 47%); and expected option life of 2.5 years (2002 – 5 years).

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

The pro-forma effect on net loss and loss per share for the year ended December 31, 2002, for stock options granted to directors and employees using the fair value method, is as follows:

December 31, 2002
	Net loss for the period	Basic and diluted loss per share
Reported	$ (440,205)	$ (0.02)
Pro-forma	$ (993,656)	$ (0.05)

10.

ACQUISITION OF NATIONAL GOLD

The Company acquired on February 21, 2003, all of the outstanding shares of National, the Company’s joint venture partner on the Salamandra property, by the issue of 13,467,795 shares of the Company valued at $8,000,000.  The acquisition has been accounted by the purchase method and the operating results of National are included in the consolidated statement of operations from the effective date of the acquisition.

Details of assets and liabilities acquired are as follows:

$
Cash	120,817
Amounts receivable and prepaid expenses	56,900
Mineral rights (Salamandra Property)	4,328,466
Equipment	65,749
Accounts payable	(184,506)
Due to Alamos Gold	(2,314,055)
Net assets acquired	2,073,371
Value allocated to mineral rights	5,926,629
Share consideration	8,000,000

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

11.

NOTE PAYABLE

The Company arranged a loan of CDN$5.7 million maturing February 2009, bearing interest at 12% per annum and repayable in full after February 2005, or 50% thereof at anytime, of which CDN$5.6 million was used to discharge the CDN$7,500,000 of debentures issued by National to acquire the Salamandra Project.  These debentures were discounted to CDN$5.6 million upon prepayment on January 31, 2003. The Company repaid CDN$2.85 million of the loan in 2003.

12.

INCOME TAXES

At December 31, 2003, the Company has non-capital losses of approximately CDN$3.2 million and capital losses of approximately CDN$127,073 in Canada and CDN$1 million in Mexico available to reduce taxable income for future years.  The potential future tax benefits of these amounts have not been reflected in the financial statements as their utilization cannot be considered likely.

13.

CONTINGENCIES

a)

A claim has been made against the Company for damages under a mineral rights acquisition agreement that the Company did not complete.  The plaintiff has claimed a loss of U.S. $105,000 and is also seeking 100,000 common shares of the Company.  The Company denies the claim and has not made any provision for it in the financial statements.  Any amount ultimately paid in connection with any settlement will be recorded in the accounts at the time of payment.

b)

The Company had reduced the surface area of the Salamandra Project leased from the Village of Mulatos, however, this reduction in surface area under lease was challenged by the Ejido in the Agrarian Court. The Agrarian Court ruled that the Mulatos Ejidos were entitled to be paid US$336,972 in 2002 and US$344,375 in 2003. Accordingly, the Company has placed US$681,347 into a restricted cash account pending the appeal of the Agrarian Court’s decision. The Company is continuing with certain of its obligations under the lease.

c)

A claim has been made against the Company by a former director and senior officer of National who is demanding CDN$285,000 and the vesting of 600,000 pre-amalgamation stock options.  The Company denies it has any liability and accordingly, has not accrued any amount for the claim.  Should any amount ultimately be paid it will be recorded in the accounts at the time of payment.

14.

SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes the Company entered into the following transactions subsequent to December 31, 2003:

*

The Company granted 110,000 stock options at a price of $2.75 for a period of five years to an officer of the Company.

*

The Company issued 549,881 common shares pursuant to the exercise of options and 832,950 common shares pursuant to the exercise of warrants.

*

The Company completed a private placement offering of 10.0 million units (including 1.3 million units issued upon the exercise of the agents' over-allotment option) at a price of $3.00 per unit. Each unit consists of one common share in the capital of the Company and one-half of one share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional share of the Company at a price of $3.50 for a two-year period following closing.

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP exploration expenditures may be deferred on prospective mineral rights until such time as it is determined that further exploration is not warranted, at which time the costs are written-off.  Under U.S. GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the rights are capable of economic commercial production. The following items (a) to (f) are inclusive of the impact on line items in these financial statements that would result from the application of U.S. accounting principles to deferred mineral right costs.

	December 31,
	2003	2002	2001
	$	$	$
a) Assets
Deferred Mineral Right Costs
Deferred mineral right costs following Canadian GAAP	18,461,868)	4,956,412)	1,496,971)
Less deferred mineral right costs	(18,461,868)	(4,956,412)	(1,496,971)
Deferred mineral right costs following U.S. GAAP	-)	-)	-)
		)
b) Operations
Net loss following Canadian GAAP	(1,933,873)	(440,205)	(367,300)
Deferred mineral right costs expensed under U.S. GAAP	(13,505,456)	(2,440,344)	(496,971)
Imputed interest charges under U.S. GAAP	-)	(75,047)	-)
Net loss under U.S. GAAP	(15,439,329)	(2,955,596)	(864,271)

c) Deficit
Closing deficit under Canadian GAAP	(9,389,125)	(7,455,252)	(7,015,047)
Adjustment to deficit for deferred mineral right costs written-off under U.S. GAAP, net of impact of discounted debt under U.S. GAAP	(18,461,868)	(4,956,412)	(1,496,971)
Adjustment for imputed interest under U.S. GAAP	-)	(75,047)	-)
Closing deficit under U.S. GAAP	(27,850,993))	(12,486,711)	(8,512,018)

d) Cash Flows - Operating Activities
Cash applied to operations under Canadian GAAP	(1,172,843)	(322,812)	(353,199)
Add net loss following Canadian GAAP	1,933,873	440,205)	367,300)
Less net loss following U.S. GAAP	(15,439,329)	(2,955,596)	(864,271)
Add non-cash deferred expenditures expensed under US GAAP	-)	750,468)	-)
Add non-cash imputed interest on note charged under U.S. GAAP	-)	75,047)	-)
Cash applied to operations under U.S. GAAP	(14,678,299)	(2,012,688)	(850,170)

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

15.

DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

	December 31,
	2003	2002	2001

e) Cash Flows - Investing Activities
Cash applied to investments under Canadian GAAP	(4,941,955)	(2,159,473)	(503,510)
Add deferred mineral right costs expensed under U.S. GAAP	4,810,200	1,689,876)	496,971)
Cash applied to investments under U.S. GAAP	(131,755)	(469,597)	(6,539)

a) Loss Per Share
Basic and diluted loss per share under U.S. GAAP	$ (0.39)	$ (0.29)	$ (0.12)

b) Note Payable – non-interest bearing
Note payable - Canadian GAAP	-)	1,769,565)	-)
Discount from face amount for imputed interest under U.S. GAAP	-)	(1,019,097)	-)
Interest expense recognized currently	-)	75,047)	-)
Note payable - U.S. GAAP	-)	825,515 )	-)

Other US/Canadian GAAP Differences - Discounted note payable and imputed interest

Under U.S. GAAP all debts exchanged for properties are presumed to include interest stipulated at a fair rate.  If no interest rate is stated then the note is valued as its net present value as determined by discounting future payments at an imputed rate of interest.  Under Canadian GAAP non-interest bearing notes payable are not required to be valued at their net present value and accordingly no interest is required to be imputed on the debt.

At December 31, 2002, the Company’s 50% portion of the CDN $5.6 million carrying cost of the debenture originally issued by National to acquire the Salamandra Project (issued initially for CDN $7.5 million) is payable based upon the average price of gold attaining a certain price over a specified period of time or on December 31, 2010.  The Company has imputed an interest rate of 10% per annum on the note and estimated the principal repayment dates based upon a current projection of gold prices to those dates.

Refer to items b), c), d) and g) above for the impact of imputed interest charges under U.S. GAAP to these financial statements.